SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant’s name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        On December 3, 2003, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Exhibit 1

ELBIT VISION SYSTEMS LTD.

BUSINESS NEWS

IMMEDIATE RELEASE

ELBIT VISION SYSTEMS LTD. ANNOUNCES

LETTER OF INTENT WITH TESSIVAL FOR THE PURCHASE OF

420 EVS LOOM-TEX™ SYSTEMS

Yoqneam, Israel, December 3, 2003 — Elbit Vision Systems Ltd. (Nasdaq: EVSNF.OB) announced that Tessival SpA, one of Europe’s largest textile manufacturers, has executed a letter of intent for the purchase of 420 EVS LOOM-TEX™ Wide systems, for use in conjunction with Tessival’s new weaving machines purchased recently from SulzerTextile.

Provided the completion of a successful two-month trial period, a final agreement will be signed for the delivery of the systems over the following two year period. The LOOM-TEX™, which was launched at the ITMA exhibition in October 2003 in Birmingham UK, is an automatic visual inspection system which is integrated into the weaving loom for the real-time monitoring of fabric thereby increasing first grade yield. This order together with approximately one hundred pre-release orders for the LOOM-TEX™, brings to a potential backlog of approximately 500 LOOM-TEX™ systems to be supplied over the next two years.

Giuseppe Annunziata, chairman of Tessival said: “Having expanded Tessival’s production capability, our goal is to improve its production quality. This can only be achieved by using the most advanced computer-aided systems. Based on our positive past experience with EVS’s automatic quality inspection systems, Tessival has decided to test EVS’s LOOM-TEX™ Wide system for real-time detection of weaving defects.

We are confident that production and quality assurance through the use of the most advanced technologies will strengthen Tessival’s position in the marketplace to the benefit of its customers.”

Zami Aberman, CEO of Elbit Vision Systems said: “The ITMA Exhibition was a huge success for EVS, with enormous interest shown in our new suite of on-line inspection systems with prices starting from $8,000. We are sure that this agreement will lead to a long and fruitful relationship between EVS and Tessival. The agreement is further evidence that our textile inspection systems are a generation ahead of all of our competitors.

We believe that the LOOM-TEX™ will revolutionize the textile industry by facilitating huge increases in both quality and productivity for manufacturers.

About Tessival:
Tessival Spa is an industrial textile group which ranks as one of Europe largest textile manufacturers of cotton and cotton blends, yarns and fabrics. The varied product range extends from the finest poplins through dense bed thicking to heavy bull denims.
The most advanced technology of its plants and the highest quality of the systems reflect the philosophy of the management to have a leading role in the economy of Textile Industry in Europe.

About the Company:
Elbit Vision Systems Limited designs, develops, manufactures, markets and supports automatic optical inspection and quality monitoring systems for the textile and the non-woven industries. The Company’s systems, marketed under the brand I-TEXTM and PRINTEXTM, are designed to increase the accuracy, consistency and speed of detecting and identifying defects in the manufacturing process in order to improve product quality and increase production efficiency.

Contact: Mr. Idan Kleifeld - VP Sales & Marketing, Elbit Vision Systems Ltd,
E-mail: idan@evs.co.il Web Site: http://www.evs.co.il 972-4-993-6418

Forward looking statements in this release with respect to the Company’s business, financial condition and results of operations are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company’s accounting policies as well as certain other risk factors which are detailed from time to time in the Company’s SEC filings.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD. BY: /S/ Yaky Yanay —————————————— Yaky Yanay Chief Financial Officer

Dated: December 4, 2003